UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ashworth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04516H101

(CUSIP Number)

Daniel J. Donoghue

Michael R. Murphy

Discovery Equity Partners, L.P.

Hyatt Center

24th Floor

71 South Wacker Drive

Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04516H101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 804,389

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 804,389

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 804,389

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 940,529

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 940,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 940,529

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 940,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 940,529

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 940,529

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 940,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, par value $.001 per share (the “Common Stock”), of Ashworth Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2765 Loker Avenue West, Carlsbad, California 92008.

Item 2.	Identity and Background
This statement is being jointly filed by the following persons (the “Reporting Persons”):
Discovery Equity Partners, L.P. (“Discovery Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.
Discovery Group I, LLC, the general partner of Discovery Partners (“Discovery Group”), is a Delaware limited liability company primarily engaged in the business of investing in securities.
Daniel J. Donoghue is a Managing Member of Discovery Group, which is his principal occupation.
Michael R. Murphy is a Managing Member of Discovery Group, which is his principal occupation.
Both Mr. Donoghue and Mr. Murphy are United States citizens.

The principal business address and principal offices of Discovery Partners and Discovery Group and the business address for Mr. Donoghue and Mr. Murphy is Hyatt Center, 24th Floor, 71 South Wacker Drive, Chicago, Illinois 60606

During the past five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The total purchase price for the 940,529 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy was $7,778,409.99.  The total purchase price for the 804,389 shares of Common Stock beneficially owned by Discovery Partners was $6,658,391.25.  The source of such funds was assets of Discovery Partners and another private investment partnership of which Discovery Group is an investment manager (the “Other Partnership”) that are available for investment, including the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Discovery Partners and the Other Partnership on customary terms and conditions.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the shares reported herein as part of their investment activities.  The Reporting Persons first reported their beneficial ownership of more than 5% of the outstanding Common Stock in a Schedule 13G first filed with the Securities and Exchange Commission on September 28, 2004.

The Reporting Persons intend to review and evaluate their investment in the Common Stock on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Common Stock.  As a part of such review and evaluation, the Reporting Persons may hold discussions with the Company’s management, directors and other shareholders.

Discovery Group, in the exercise of its responsibilities as an institutional investor in the Company, on September 8, 2005 sent a letter (the “Letter”) to the Company’s board of directors recommending, for the reasons set forth in the Letter, that the board of directors fill at least one of its three currently vacant director positions with an individual representative of at least one large current shareholder of the Company.  The description of the Letter contained in this Schedule 13D is qualified in its entirety by reference to the Letter, which is included as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto):  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information concerning percentages of ownership set forth below is based on 13,985,239 shares of Common Stock reported outstanding as of July 31, 2005 in the Company’s most recent Quarterly Report on Form 10-Q, for the period ended July 31, 2005.

Discovery Partners owns beneficially and of record 804,389 shares of Common Stock, which represents 5.8 % of the outstanding Common Stock.
Discovery Group beneficially owns 940,529 shares of Common Stock, which represents 6.7 % of the outstanding Common Stock.
Mr. Donoghue beneficially owns 940,529 shares of Common Stock, which represents 6.7 % of the outstanding Common Stock.
Mr. Murphy beneficially owns 940,529 shares of Common Stock, which represents 6.7 % of the outstanding Common Stock.

Given that Discovery Group is the sole general partner of Discovery Partners and an investment manager of the Other Partnership, which owns less than 5% of the outstanding shares of Common Stock, and Messrs. Donoghue and Murphy are the sole managing members of Discovery Group, all Reporting Persons share beneficial ownership of all of the shares reported by each of them, except that Discovery Partners does not share, and hereby disclaims, beneficial ownership of the shares owned by the Other Partnership.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 3 hereto.

No person other than Discovery Partners and the Other Partnership is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Partners, Discovery Group, and the Other Partnership and the margin loan facilities referred to under Item 3 above.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement dated as of September 16, 2005, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2: Letter dated September 8, 2005 from Discovery Group I, LLC to Ashworth, Inc.
Exhibit 3: List of transactions by Reporting Persons in the Company’s common stock during the 60-day period preceding this filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2005
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

/s/ Michael R. Murphy
Signature

Michael R. Murphy, Managing Member
Name/Title

/s/ Daniel J. Donoghue
Signature

Daniel J. Donoghue
Name/Title

/s/ Michael R. Murphy
Signature

Michael R. Murphy
Name/Title

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of September 16, 2005, by and among Discovery Equity Partners, L.P.; Discovery Group I, LLC; Daniel J. Donoghue; and Michael R. Murphy.
Exhibit 2	Letter dated September 8, 2005 from Discovery Group I, LLC to Ashworth, Inc.
Exhibit 3	List of transactions by Reporting Persons in the Company’s common stock during the 60-day period preceding this filing.